Free Writing Prospectus pursuant to Rule 433 dated June 21, 2022

Registration Statement No. 333-253421

Autocallable Buffered Technology Select Sector SPDR® Fund-Linked Notes due
OVERVIEW

The notes do not bear interest. The notes will mature on the stated maturity date unless they are automatically called on the call observation date. Your notes will be automatically called on the call observation date if the closing level of the Technology Select Sector SPDR® Fund on such date is greater than or equal to the initial underlier level (set on the trade date and may be higher or lower than the actual closing level of the underlier on that date), resulting in a payment on the call payment date equal to (i) the face amount of your notes plus (ii) the product of $1,000 times between 12.4% and 14.55%.

The return on your notes is linked to the performance of the ETF, and not to that of the Technology Select Sector

Index (index) on which the ETF is based. The performance of the ETF may significantly diverge from that of its index. The ETF’s index was reconstituted in September 2018, removing companies such as Alphabet, Inc., Facebook Inc., AT&T Inc. and Verizon Communications, Inc., which previously represented a significant percentage of the ETF. As a result, the current composition of the ETF and its index is significantly different from that of the ETF and its index before such changes and any performance information prior to September 2018 should not be taken into account when considering past or future performance of the index or the ETF.

If your notes are not automatically called, the amount that you will be paid on your notes on the stated maturity date will be based on the performance of the underlier as measured from the trade date to and including the determination date.

If the final underlier level on the determination date is greater than or equal to 90% of the initial underlier level, the return on your notes will be positive and you will receive the greater of (i) the threshold settlement amount of between $1,248 and $1,291 and (ii) the $1,000 face amount plus the product of $1,000 times the underlier return.

If the final underlier level declines by more than 10% from the initial underlier level, the return on your notes will be negative and you will lose approximately 1.1111% of the face amount of your notes for every 1% that the final underlier level has declined below 90% of the initial underlier level. You could lose a significant portion of the face amount of your notes.

You should read the accompanying preliminary pricing supplement dated June 21, 2022, which we refer to herein as the accompanying preliminary pricing supplement, to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc.

KEY TERMS
CUSIP/ISIN:	40057MGD5 / US40057MGD56
Company (Issuer):	GS Finance Corp.
Guarantor:	The Goldman Sachs Group, Inc.
Underlier:	the Technology Select Sector SPDR® Fund (current Bloomberg symbol: “XLK UP Equity”)
Underlying Index:	with respect to the Technology Select Sector SPDR® Fund, the Technology Select Sector Index
Trade date:
Settlement date:	expected to be the fifth scheduled business day following the trade date
Determination date:	expected to be between 24 and 27 months following the trade date
Stated maturity date:	expected to be the second scheduled business day following the determination date
Hypothetical Payment on a Call Payment Date*

If your notes are automatically called on the call observation date (i.e., on the call observation date the closing level of the underlier is greater than or equal to the initial underlier level), the amount in cash that we would deliver for each $1,000 face amount of your notes on the call payment date would be the sum of $1,000 plus the product of the call premium amount times $1,000. If, for example, the closing level of the underlier on the call observation date were determined to be 120% of the initial underlier level, your notes would be automatically called and the amount in cash that we would deliver on your notes on the call payment date would be 112.4% of the face amount of your notes or $1,124 for each $1,000 of the face amount of your notes.

* assumes a call premium amount for such call payment date set at the bottom of the call premium amount range

Hypothetical Payment Amount At Maturity*

The Notes Have Not Been Automatically Called
Hypothetical Final Underlier Level (as a % of the Initial Underlier Level)	Hypothetical Payment Amount at Maturity (as a % of Face Amount)
200.000%	200.000%
150.000%	150.000%
124.800%	124.800%
110.000%	124.800%
100.000%	124.800%
99.999%	124.800%
90.000%	124.800%
90.000%	124.800%
75.000%	83.333%
50.000%	55.556%
25.000%	27.778%
0.000%	0.000%
*assumes a maximum settlement amount of $1,248

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

Payment amount at maturity (for each $1,000 face amount of your notes):

●if the underlier return is greater than or equal to -10%  (the final underlier level is greater than or equal to 90% of the initial underlier level), the greater of (i) the threshold settlement amount and (ii) the sum of (a) $1,000 plus (b) the product of (1) $1,000 times (2) the underlier return; or

●if the underlier return is negative and is below -10% (the final underlier level is less than the initial underlier level by more than 10%), the sum of (i) $1,000 plus (ii) the product of (a) the buffer rate of approximately 111.11% times (b) the sum of the underlier return plus 10% times (c) $1,000

Company’s redemption right (automatic call feature):

if a redemption event occurs, then the outstanding face amount will be automatically redeemed in whole and the company will pay an amount in cash on the call payment date, for each $1,000 of the outstanding face amount, equal to the sum of (i) $1,000 plus (ii) the product of $1,000 times the call premium amount

Redemption event:	a redemption event will occur if, as measured on the call observation date, the closing level of the underlier is greater than or equal to the initial underlier level
Initial underlier level:	to be determined on the trade date and may be higher or lower than the actual closing level of the underlier on that date
Final underlier level:	the closing level of the underlier on the determination date
Underlier return:	the quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a percentage
Buffer rate:	the quotient of the initial underlier level divided by 90% of the initial underlier level, which equals approximately 111.11%
Call premium amount:	expected to be between 12.4% and 14.55%
Threshold settlement amount:	expected to be between $1,248 and $1,291
Call observation date:	a specified date that is expected to be approximately 12 months after the trade date
Call payment date:	a specified date that is expected to be the second scheduled business day after the call observation date
Estimated value range:	$945 and $975 (which is less than the original issue price; see accompanying preliminary pricing supplement)

About Your Notes

GS Finance Corp. and The Goldman Sachs Group, Inc. have filed a registration statement (including a prospectus, as supplemented by the prospectus supplement, general terms supplement no. 2,913 and preliminary pricing supplement listed below) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, general terms supplement no. 2,913 and preliminary pricing supplement, and any other documents relating to this offering that GS Finance Corp. and The Goldman Sachs Group, Inc. have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at sec.gov. Alternatively, we will arrange to send you the prospectus, prospectus supplement, general terms supplement no. 2,913 and preliminary pricing supplement if you so request by calling (212) 357-4612.

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This document should be read in conjunction with the following:

•	Preliminary pricing supplement dated June 21, 2022
•	General terms supplement no. 2,913 dated June 17, 2021
•	Prospectus supplement dated March 22, 2021
•	Prospectus dated March 22, 2021

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

RISK FACTORS

An investment in the notes is subject to risks. Many of the risks are described in the accompanying preliminary pricing supplement, accompanying general terms supplement no. 2,913, accompanying prospectus supplement and accompanying prospectus. Below we have provided a list of certain risk factors discussed in such documents. In addition to the below, you should read in full “Additional Risk Factors Specific to Your Notes” in the accompanying preliminary pricing supplement, “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement no. 2,913, as well as the risks and considerations described in the accompanying prospectus supplement and accompanying prospectus.

The following risk factors are discussed in greater detail in the accompanying preliminary pricing supplement:

Risks Related to Structure, Valuation and Secondary Market Sales

▪

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

▪	The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor
▪

The Amount You Will Receive on the Call Payment Date or on the Stated Maturity Date is Not Linked to the Closing Level of the Underlier at Any Time Other Than on the Call Observation Date or the Determination Date, as the Case May Be

▪	You May Lose Your Entire Investment in the Notes
▪	The Amount You Will Receive on the Call Payment Date Will Be Capped
▪	Your Notes Are Subject to Automatic Redemption
▪	Your Notes Do Not Bear Interest
▪	The Return on Your Notes Will Not Reflect Any Dividends Paid on the Underlier or the Underlier Stocks
▪	You Have No Shareholder Rights or Rights to Receive Any Shares of the Underlier or Any Underlier Stock
▪	We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price
▪	The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors
▪

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

Additional Risks Related to the Underlier

▪

Except to the Extent GS&Co. and One or More of Our Other Affiliates Act as Authorized Participants in the Distribution of, and, at Any Time, May Hold, Shares of, the Underlier, There Is No Affiliation Between the Underlier Investment Advisor and Us

▪	The Policies of the Underlier’s Investment Advisor, SSGA Funds Management, Inc., and the Sponsor of Its Underlying Index, S&P, Could Affect the Amount Payable on Your Notes and Their Market Value
▪

There is No Assurance That an Active Trading Market Will Continue for the Underlier or That There Will Be Liquidity in Any Such Trading Market; Further, the Underlier is Subject to Management Risks, Securities Lending Risks and Custody Risks

▪	The Underlier and Its Underlying Index Are Different and the Performance of the Underlier May Not Correlate With the Performance of Its Underlying Index
▪	The Underlier is Concentrated in the Information Technology Sector and Does Not Provide Diversified Exposure
▪	The Underlier May Be Disproportionately Affected By the Performance of a Small Number of Stocks
▪

The Underlier Was Reconstituted in September 2018 Based on Changes to the Technology Select Sector Index and No Longer Provides Exposure to Certain Companies that Were Previously Included in the Technology Select Sector Index and Heavily Weighted in the Underlier

▪	Limited Historical Information is Available Regarding the Underlier’s Performance Subsequent to the Recent Changes to its Holdings

Risks Related to Tax

▪	The Tax Consequences of an Investment in Your Notes Are Uncertain
▪	Your Notes May Be Subject to the Constructive Ownership Rules
▪

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

The following risk factors are discussed in greater detail in the accompanying general terms supplement no. 2,913:

Risks Related to Structure, Valuation and Secondary Market Sales

▪	If the Value of an Underlier Changes, the Market Value of Your Notes May Not Change in the Same Manner
▪	The Return on Your Notes Will Not Reflect Any Dividends Paid on Any Underlier, or Any Underlier Stock, as Applicable
▪	Past Performance is No Guide to Future Performance
▪	Your Notes May Not Have an Active Trading Market
▪	The Calculation Agent Will Have the Authority to Make Determinations That Could Affect the Market Value of Your Notes, When Your Notes Mature and the Amount, If Any, Payable on Your Notes
▪	The Calculation Agent Can Postpone the Determination Date, Averaging Date, Call Observation Date or Coupon Observation Date If a Market Disruption Event or Non-Trading Day Occurs or Is Continuing
▪	With Respect to Notes Linked to Index Stocks or Exchange-Traded Funds, You Have Limited Anti-Dilution Protection

Risks Related to Conflicts of Interest

▪	Other Investors in the Notes May Not Have the Same Interests as You
▪	Hedging Activities by Goldman Sachs or Our Distributors May Negatively Impact Investors in the Notes and Cause Our Interests and Those of Our

Clients and Counterparties to be Contrary to Those of Investors in the Notes

▪	Goldman Sachs’ Trading and Investment Activities for its Own Account or for its Clients Could Negatively Impact Investors in the Notes
▪	Goldman Sachs’ Market-Making Activities Could Negatively Impact Investors in the Notes
▪

You Should Expect That Goldman Sachs Personnel Will Take Research Positions, or Otherwise Make Recommendations, Provide Investment Advice or Market Color or Encourage Trading Strategies That Might Negatively Impact Investors in the Notes

▪

Goldman Sachs Regularly Provides Services to, or Otherwise Has Business Relationships with, a Broad Client Base, Which May Include the Sponsors of the Underlier or Underliers or Constituent Indices, As Applicable, the Investment Advisors of the Underlier or Underliers, As Applicable, or the Issuers of the Underlier or the Underlier Stocks or Other Entities That Are Involved in the Transaction

▪	The Offering of the Notes May Reduce an Existing Exposure of Goldman Sachs or Facilitate a Transaction or Position That Serves the Objectives of Goldman Sachs or Other Parties

Risks Related to Tax

▪	Certain Considerations for Insurance Companies and Employee Benefit Plans

The following risk factors are discussed in greater detail in the accompanying prospectus supplement:

▪	The Return on Indexed Notes May Be Below the Return on Similar Securities
▪	The Issuer of a Security or Currency That Serves as an Index Could Take Actions That May Adversely Affect an Indexed Note
▪	An Indexed Note May Be Linked to a Volatile Index, Which May Adversely Affect Your Investment
▪	An Index to Which a Note Is Linked Could Be Changed or Become Unavailable
▪	We May Engage in Hedging Activities that Could Adversely Affect an Indexed Note
▪	Information About an Index or Indices May Not Be Indicative of Future Performance
▪	We May Have Conflicts of Interest Regarding an Indexed Note

The following risk factors are discussed in greater detail in the accompanying prospectus:

Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements

▪	The application of regulatory resolution strategies could increase the risk of loss for holders of our securities in the event of the resolution of Group Inc.
▪	The application of Group Inc.’s proposed resolution strategy could result in greater losses for Group Inc.’s security holders

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.